Exhibit 99.3

KANZHUN LIMITED

看 準 科 技 有 限 公 司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 2076)

LIST OF DIRECTORS AND THEIR ROLES AND FUNCTIONS

The members of the board (“Board”) of directors (“Directors”) of KANZHUN LIMITED are set out below.

Executive Directors

Mr. ZHAO Peng (趙 鵬) (Chairman and Chief Executive Officer)

Mr. ZHANG Yu (張 宇)

Mr. CHEN Xu (陳 旭)

Mr. ZHANG Tao (張 濤)

Ms. WANG Xiehua (王 燮 華)

Non-executive Director

Mr. YU Haiyang (余 海 洋)

Independent non-executive Directors

Mr. SUN Yonggang (孫 永 剛)

Mr. LI Yan (李 延)

Ms. DONG Mengyuan (董 夢 媛)

Our Board has four Board committees. The table below provides membership information of these committees on which each Director serves.

May 21, 2024